MyOtherCountryClub.com 18124 Wedge Pkwy Ste 1050 Reno, NV 89511 775-851-7397 775-201-8331 fax

July 8, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Stephani Bouvet
100 F Street, N.E.
Washington, DC 20549

Re: MyOtherCountryClub.com
Registration statement on Form S-1A #4
File No: 333-165407

Enclosed is our response to your comments of July 2nd, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Michael F. Smith
Michael F. Smith
President

General

1.
As applicable, please update disclosure throughout to provide information as of the most recent date practicable, and no less current than the most recent balance sheet date. For example, beneficial ownership information relating to selling stockholders should be provided at a month-end within sixty days of the desired effective date.

Response:  updated

Procedures and Requirements for Subscription, page 21

2.
As requested in prior comment 3, please file a subscription agreement that conforms to the description of the offering described in your Form 8-1. In this regard, Exhibit 10.1 continues to suggest that the subscription agreement concerns an unregistered, exempt transaction.

Response: filed as an exhibit and revised

Financial Statements

Statements of Operations (unaudited), page 31

3.
The amounts presented in the “For the period from June 2, 2009 (Inception) to March 31, 2010" column appear to be the amounts as of December 31, 2010 rather than cumulative amounts as of March 31, 2010. Please revise to comply with FASB ASC 915-225-45-1.

Response: revised throughout

Notes to the Financial Statements

Note 3 - Summary of Significant Accounting Policies

Foreign Currency Translation, page 34

4.	Please explain the reason for changing your functional currency to the Canadian dollar during the quarter ended March 31, 2010.

Response:  our error and corrected

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

5.	The results of operations portion of this section should also cover the interim three month period ended March 31, 2010, and liquidity and capital resources should be assessed as of that date.

Response:  revised accordingly

Need for Additional Financing, page 53

6.
Please clarify your statement: "We feel we can work our way thru [sic] the first twelve months even with a minimum raise. Potential revenues will be late coming in, therefore delaying positive cash flows and the potential success of the company." Please state clearly the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Response:

For total start-up capital needs, we have budgeted $40,000 (net proceeds) for our first 12 months of operations to build the requisite infrastructure to support our initial sales goals.  The funds allocated are intended to be used for the daily operation of the business, such as legal expenses, insurance, web site development, rent, and office and training expenses. (see use of proceeds). We feel we can work our way thru the first twelve months even with a minimum raise   Potential revenues will be late coming in, therefore delaying positive cash flows and the potential success of the company. As it is, we currently have little to no operational overhead.  Our management will continue to build out its business plan with whatever budget is available at the time. We feel that if necessary Mr. Smith and “current” shareholders can contribute the necessary funds to keep the project moving forward for a twelve month period.

Revenue and Cost Recognition, page 55

7.
You state that you charge members shipping and handling fees at the time the services are shipped to the customer. Please explain in more detail the services that you refer to in this statement. Include corresponding disclosure in your business description section to help investors better understand the principal products and services you intend to offer. Refer to Item 101 (h)(4)(i) of Regulation S-K.

Response:

REVENUE AND COST RECOGNITION

The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

Conflicts of Interest, page 57

8.
It appears that Mr. Smith is engaged in other web-based business activities, aside from your company, including Media XXL and the Perfect Internet Service. While we note that potential conflicts of interest exist with regard to time and effort, please explain the nature and extent of potential conflicts regarding corporate opportunities that are presented by the existing and prospective business activities of your executive and the company's business. For each such other entity, discuss the priority and preference that it has in relation to MyOtherCountryClub.com with respect to the presentation of business opportunities. Further, tell us what consideration you have given to including corresponding risk factor disclosure.

Response:  this is now a risk factor

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time and effort.  Mr. Smith is an entrepreneur, and is engaged in business activities outside of our business, the amount of time he devotes to our business will grow as the business continues to grow.  Currently Mr. Smith is dedicating approximately 20 hours per week.  Mr. Smiths other projects at this time do not put a large demand on his time.  Mr. Smith has not been a Director of a public company the past five years. Mr. Smith is an IT consultant to Monarch Canyon Resort and monitors their internet security.  Mr. Smith devotes perhaps 20 hours a week at this time to this project.  Mr. Smith’s responsibility is to keep the Resort current with 21st Century technology and they are his largest source of revenue at this time.  This responsibility may demand more of his time and could conflict with the time needed to grow our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us.  Mr. Smith currently derives all of his income from his relationship with Monarch Canyon Resort and his company Media XXL.  There is a good possibility these entities could put a significant increase in demand of Mr. Smiths time, therefore less attention to MOCC.

Certain Relationships and Related Transactions, page 60

9.
Please revise to include a materially complete description of the transaction referred to in Note 5 to the Financial Statements which discusses the unsecured, non-interest bearing loan, due on demand, from an officer and shareholder. Refer to Item 404(a)(5) and (d) of Regulation S-K. The amount outstanding should be provided as of each balance sheet date.

Response: revised

Available Information, page 61

10.
You state that upon completion of the registration on Form S-I, you will file all requisite reports, such as proxy statements, under Section 14 of the Exchange Act. Please delete the reference to proxy statements or clarify that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements under Section 14 of the Exchange Act.

Response: revised and deleted

Item 16. Exhibits, page 65

Exhibit 5.1 Opinion of Novi & Wilkin, Esq. Attorneys at Law

11.
Your legal opinion, dated April 7, 2010, must speak as of a date relatively close to the date of desired effectiveness. Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

Response: revised and updated